Exhibit 99.1

PAN AMERICAN SILVER REPORTS BEST FOURTH QUARTER IN THE COMPANY’S HISTORY

14th Consecutive Year of Silver Production Growth with Record Earnings and Cash Flows

 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – February 15, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”), today reported record-setting operating and financial results for the fourth quarter and fiscal year ended December 31, 2009.  The Company also provided an update on its operations and its production forecast for 2010.

Fourth Quarter 2009 Highlights (unaudited)1
• Silver production increased 30% to 6.0 million ounces.

• Gold production increased 425% to 26,600 ounces.

• Consolidated cash costs declined 35% to $5.362 per payable ounce of silver.

• Mine operating earnings were a Company record $57.3 million.

• Net income was $27.8 million or $0.31 per share, as compared to a net loss in the prior year period

• Cash flow from operations (excluding changes in non-cash working capital) 3 was $52.5 million or $0.59 per share.

• Sales increased 234% to a record $154.4 million.

• Acquired Aquiline Resources Inc. and with it, the Navidad project; one of the largest undeveloped primary silver deposits in the world.

2009 Year-End Highlights (unaudited)1
• Silver production increased 23% to a record 23.0 million ounces.

• Gold production increased 297% to a record 100,704 ounces.

• Consolidated cash costs declined 7% to $5.532 per payable ounce of silver.

• Mine operating earnings rose 35% to a record $126 million.

• Net income increased 152% to $62 million or $0.71 per share.

• Cash flow from operations (excluding changes in non-cash working capital) 3 increased 52% to a record $151.7 million or $1.73 per share.

• Sales increased 34% to a record $454.8 million.

• Completed commissioning and commenced commercial production at the Manantial Espejo mine in Argentina.

• Completed construction of a major expansion and commenced commercial production at the San Vicente mine in Bolivia.

• Signed agreement with Orko Silver Corp. to jointly advance the La Preciosa silver deposit in Mexico.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

2010 Outlook
• Silver production expected to increase modestly to 23.4 million ounces at an expected cash cost of $6.40 per ounce, net of by-product credits

• Complete definition drilling and metallurgical tests and produce feasibility report for La Preciosa

• Commence definition drilling, metallurgical testing and advance feasibility study for Navidad

1 Financial information in this news release is based on Canadian GAAP; results are unaudited; percentages compare year-on-year
2 Cash costs per payable ounce of silver is a non GAAP measure. The Company believes that, in addition to cost of sales, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to cost of sales determined in accordance with Canadian GAAP as an indicator of performance. The Company’s method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company’s cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See “Financial and Operating Highlights” below for a reconciliation of this measure to the Company’s cost of sales.
3 Cash flow from operations (excluding changes in non-cash working capital) is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow per share is a non-GAAP measure. Cash flow per share is used as a measure of return on capital and is calculated using cash flow from operations, before working capital changes, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

“2009 was an exceptional year for Pan American,” said Geoff Burns, President & CEO.  “We recorded our 14th consecutive year of silver production growth with the smooth commissioning of two new mines.  Record gold and silver production coupled with the resurgence of precious metal prices allowed us to post new records for both net earnings and operating cash flow. This performance and the maturing of our portfolio of assets has positioned us to be able to declare the first dividend to shareholders in Pan American’s history.  In addition, with the acquisition of Navidad and the joint venture on La Preciosa we have positioned the Company for a period of transformational growth in 2012 and 2013.”

Financial Results

In the fourth quarter, Pan American generated consolidated net income of $27.8 million or $0.31 per share.  Net income for the period was reduced by (i) a non-cash fair value charge of $2.2 million for a delay in recovery of refundable value added tax in Argentina, and (ii) an increase to $4.3 million in exploration spending as the Company moved aggressively forward with the La Preciosa development project.  Net income for the year was a Company record $62 million or $0.71 per share, an increase of 152% as compared to 2008.  The increase in net income was primarily attributable to record gold and silver production, and higher realized silver and gold prices.

Sales during the quarter rose to $154.4 million, an increase of 234% as compared to the same period of 2008.  The increase resulted from higher quantities of precious metals sold, combined with significant increases in metal prices.  Pan American’s revenues jumped to a record $454.8 million for the full year, which was 34% more than in 2008, again due to increased precious metal production and higher realized prices.

The company generated a record $57.3 million in mine operating earnings during the fourth quarter.  Annual consolidated mine operating earnings were 35% higher than a year ago at a record $126 million.

During the fourth quarter Pan American generated $52.5 million in cash from operating activities, before working capital adjustments, a vast improvement from the last quarter of 2008 when the company’s cash flow from operating activities was negative.  During 2009, the Company’s cash flow from operations before working capital adjustments jumped 52% to $151.7 million or $1.73 per share as compared to 2008.

At year-end Pan American had cash and short-term investments of $193.1 million, no debt and an undrawn $70 million credit facility.

Production and Operations

Pan American produced 6.0 million ounces of silver and 26,600 ounces of gold during the fourth quarter.  San Vicente and Alamo Dorado were the Company’s largest silver producing mines in the fourth quarter, each producing 1.1 million ounces.  Manantial Espejo produced over 1 million ounces of silver and added 19,500 ounces of gold during the quarter, while the La Colorada mine produced 0.95 million ounces of silver.

The Company’s three Peruvian operations combined to post a solid quarter adding 1.9 million ounces of silver to Pan American’s consolidated production.

In 2009, the Company’s silver production grew for the 14th consecutive year to a record 23.0 million ounces, a 23% increase from 2008.  Gold production increased to 100,700 ounces, a 300% increase as compared to 2008.  Both records were the direct result of commencing commercial operations at Manantial Espejo and San Vicente.  In addition, the Company also achieved record zinc and copper production of 44,246 tonnes and 6,446 tonnes, respectively.

Consolidated cash costs for the fourth quarter declined to $5.36 per ounce of silver, net of by-product credits, a 35% decrease from the $8.24 per ounce posted in the last quarter of 2008.  Consolidated cash costs for the year were $5.53 per ounce of silver, net of by-product credits, a 7% improvement from the $5.97 posted in 2008 and well below the Company’s annual guidance of $6.00 per ounce for 2009.  Lower cash costs were a result of ongoing costs-savings programs implemented in late 2008, higher by-product metal prices and the inclusion of low-cost production from Manantial Espejo in the Company’s consolidated base.

Outlook

In 2010 the Company expects a 2% increase in silver production to 23.4 million ounces. The anticipated production increase will come from a full year of production from both Manantial Espejo and San Vicente, offset by an expected production decline at Alamo Dorado.

	Estimated Silver Production Million ounces	Estimated Cash Costs Per Ounce US$
Huaron	3.7	8.72
Morococha	2.7	4.13
Quiruvilca	1.4	6.95
Silver Stockpiles	0.2	4.05
San Vicente	3.0	7.01
La Colorada	3.6	8.73
Alamo Dorado	4.2	6.87
Manantial Espejo	4.6	3.26
TOTAL	23.4	6.401

1 Price assumptions: Zn $1,875/tonne; Pb $1,875/tonne; Cu $5,600/tonne; Au $975/oz

Pan American expects gold production to decline in 2010, to 85,600 ounces as a result of slightly lower gold grades at Manantial Espejo and Alamo Dorado.  In contrast, the Company expects zinc, lead and copper production to increase to 46,000 tonnes, 15,800 tonnes and 7,300 tonnes respectively, due to a full year’s production from San Vicente and an increase in throughput at Huaron.

Consolidated cash costs are expected to increase during 2010 to $6.40 per ounce of silver net of by- product credits.  The expected increase is primarily due to the strengthening of local currencies, increased royalties and higher fuel and energy prices.

Growth Projects

As a result of the acquisition of 100% of the outstanding shares of Aquiline Resources Inc. (“Aquiline”), Pan American added the Navidad silver deposit to its portfolio.  Navidad is one of the largest undeveloped primary silver deposits in the world.

Navidad is located in the province of Chubut, Argentina, where there is currently a ban on open-pit mining;  however, the Company believes that it is uniquely positioned to work with the provincial government and to advance the development of this tremendous deposit into an operating mine.  The Company’s success in permitting and developing the Manantial Espejo mine, also in Argentina, should prove extremely valuable in this effort.   Pan American has a proven development and mining operations team, an exemplary safety and environmental record and has built open and interactive community and government relations programs in Argentina.  The Company is also in a strong financial position and believes that it can constructively work with all stakeholders to develop Navidad in socially and environmentally sensitive manner.  The Company expects to spend approximately $16.5 million in the development and exploration of Navidad in 2010.

Pan American also plans to be very active at La Preciosa in 2010.  A budget of approximately $9 million will be dedicated to complete a program of exploration and delineation drilling, metallurgical testing and engineering, all designed to produce a feasibility study for La Preciosa by year-end.

In 2010, the Company also intends to invest approximately $43.6 million in sustaining capital, spread among its 8 producing properties.

“Our objectives for 2010 are straightforward,” Burns added, “Maximize the value and production at our existing assets while meaningfully advancing both the Navidad and La Preciosa projects. Together these two projects have the potential to propel Pan American’s silver production to a whole new level and we have the financial strength and technical expertise to make that happen.  I would like to acknowledge every one of our employees and contractors in Mexico, Peru, Bolivia, Argentina and Canada, who have contributed to Pan American’s success with their hard work and dedication.”

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia and Argentina.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the results on Tuesday, February 16, 2010 at 11:00 am ET (08:00 am PT). North American and International participants dial 1-604-638-5340. Live audio webcast can be accessed at https://services.choruscall.com/links/pan100215.html. Listeners may also gain access by logging on at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-800-319-6413 (North America and International toll numbers) or 1-604-638-9010 (Outside Canada and the US) and entering code 6218 followed by # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE AQUILINE RESOURCES INC. AND THE EFFECT OF THE ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF

PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income (loss) for the period	$27,805	$(33,316)	$61,998	$24,602
Basic income (loss) per share	$0.31	$(0.41)	$0.71	$0.31
Mine operating earnings (losses)	$57,334	$(9,884)	$126,006	$93,219
Cash generated by (used in) operations (excluding changes in non-cash operating working capital)	$52,485	$(11,568)	$151,658	$99,932
Mining property, plant and equipment expenditures	$8,617	$60,167	$52,751	$243,800
Cash and short-term investments	$193,097	$30,139	$193,097	$30,139
Net working capital	$272,275	$95,082	$272,275	$95,082

Metal Production
Silver – ounces	5,992,726	4,604,560	23,043,539	18,672,939
Gold – ounces	26,625	5,068	100,704	25,146
Zinc – tonnes	11,891	10,809	44,246	39,811
Lead – tonnes	3,473	3,732	14,328	15,974
Copper – tonnes	1,582	1,608	6,446	6,069

Consolidated Costs per Ounce of Payable Silver (net of by-product credits)

Total cash cost per ounce(1)	$5.36	$8.24	$5.53	$5.97
Total production cost per ounce(1)	$9.32	$10.95	$9.57	$8.76

Payable ounces of silver	5,696,804	4,327,214	21,888,131	17,542,831

Average Metal Prices
Silver – London Fixing per ounce	$17.57	$10.21	$14.67	$14.99
Gold – London Fixing per ounce	$1,100	$795	$973	$872
Zinc – LME Cash Settlement per tonne	$2,211	$1,189	$1,659	$1,870
Lead – LME Cash Settlement per tonne	$2,292	$1,251	$1,726	$2,085
Copper – LME Cash Settlement per tonne	$6,643	$3,940	$5,137	$6,952

(1)
Total cash cost per ounce and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on them and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements.  In addition, see the reconciliation of operating costs to “Cash Costs per Ounce of Payable Silver” set forth in the table that follows.

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Huaron Mine

Tonnes milled	177,447	159,066	699,420	732,146
Average silver grade – grams per tonne	182	206	200	194
Average zinc grade – percent	2.56%	2.52%	2.48%	2.31%
Average silver recovery – percent	77.9%	79.2%	79.2%	79.3%
Silver – ounces	810,358	832,556	3,562,893	3,628,490
Gold – ounces	275	287	1,235	1,552
Zinc – tonnes	2,844	2,591	11,198	11,047
Lead – tonnes	1,062	1,254	4,372	5,903
Copper – tonnes	531	472	2,166	1,707

Total cash cost per ounce (1)	$10.73	$10.73	$9.95	$8.06
Total production cost per ounce (1)	$12.27	$12.00	$11.33	$9.38

Payable ounces of silver	731,223	754,718	3,225,928	3,280,053

Morococha Mine*

Tonnes milled	169,003	148,867	638,805	599,174
Average silver grade – grams per tonne	155	153	156	153
Average zinc grade – percent	3.16%	3.84%	3.24%	3.34%
Average silver recovery – percent	87.2%	82.7%	86.1%	83.9%
Silver – ounces	733,283	605,245	2,762,064	2,475,516
Gold – ounces	320	248	1,291	1,191
Zinc – tonnes	4,499	4,749	16,942	16,677
Lead – tonnes	1,339	1,365	5,520	6,266
Copper – tonnes	470	576	2,030	2,026

Total cash cost per ounce (1)	$2.36	$8.17	$5.86	$2.84
Total production cost per ounce (1)	$4.98	$10.37	$8.49	$4.98

Payable ounces of silver	654,293	539,108	2,469,949	2,214,316

*Production and cost figures are for Pan American’s share only. Pan American’s ownership changed from 89.4% to 92.2% in December 2008.

Quiruvilca Mine

Tonnes milled	82,354	82,707	330,030	349,022
Average silver grade – grams per tonne	159	148	155	145
Average zinc grade – percent	3.84%	3.25%	3.80%	2.84%
Average silver recovery – percent	86.5%	86.3%	86.3%	85.2%
Silver – ounces	364,176	339,172	1,421,897	1,382,990
Gold – ounces	424	384	1,522	1,807
Zinc – tonnes	2,774	2,307	10,993	8,263
Lead – tonnes	784	815	3,230	2,793
Copper – tonnes	407	512	1,643	2,185

Total cash cost per ounce (1)	$6.26	$13.88	$8.64	$6.61
Total production cost per ounce (1)	$6.85	$16.30	$9.25	$9.05

Payable ounces of silver	332,568	309,476	1,288,720	1,267,679

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Pyrite Stockpiles

Tonnes sold	-	9,353	13,984	38,712
Average silver grade – grams per tonne	-	210	218	228
Silver – ounces	-	63,226	98,235	284,194

Total cash cost per ounce (1)	$-	$3.03	$3.78	$4.41
Total production cost per ounce (1)	$-	$3.03	$3.78	$4.41

Payable ounces of silver	-	31,977	50,218	146,982

Alamo Dorado Mine

Tonnes milled	432,944	339,236	1,671,257	1,478,423
Average silver grade – grams per tonne	97	149	111	149
Average gold grade – grams per tonne	0.36	0.30	0.39	0.42
Average silver recovery – percent	85.4%	89.4%	87.7%	89.0%
Silver – ounces	1,062,582	1,441,797	5,320,637	6,115,836
Gold – ounces	4,332	3,180	18,211	16,822
Copper – tonnes	4	-	206	-

Total cash cost per ounce (1)	$5.07	$6.18	$4.51	$4.38
Total production cost per ounce (1)	$9.81	$10.80	$9.12	$9.02

Payable ounces of silver	1,058,770	1,438,193	5,284,037	6,100,546

La Colorada Mine

Tonnes milled	83,460	93,518	324,916	377,844
Average silver grade – grams per tonne	408	370	384	371
Average silver recovery – percent	86.2%	86.9%	86.2%	86.4%
Silver – ounces	945,933	961,720	3,467,856	3,910,830
Gold – ounces	1,741	969	6,554	3,773
Zinc – tonnes	638	586	2,311	1,835
Lead – tonnes	288	299	1,205	1,012

Total cash cost per ounce (1)	$7.66	$8.50	$7.55	$8.06
Total production cost per ounce (1)	$11.31	$10.54	$11.21	$10.09

Payable ounces of silver	909,623	923,422	3,333,170	3,742,934

San Vicente Mine*

Tonnes milled	60,747	26,977	167,006	93,591
Average silver grade – grams per tonne	595	472	537	348
Average zinc grade – percent	2.42%	2.74%	2.26%	2.72%
Average silver recovery – percent	92.0%	89.8%	91.0%	83.6%
Silver – ounces	1,069,572	360,846	2,626,774	875,083
Zinc – tonnes	1,135	576	2,803	1,989
Copper – tonnes	170	48	401	152

Total cash cost per ounce (1)	$6.56	$6.10	$7.07	$7.57
Total production cost per ounce (1)	$8.72	$6.99	$9.51	$8.75

Payable ounces of silver	1,005,014	330,319	2,458,600	790,320

*Production and cost figures are for Pan American’s share only. Pan American’s ownership was 95% throughout 2008 and 2009. Commercial production commenced on April 1st, 2009.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Manantial Espejo Mine*

Tonnes milled	188,149	-	632,949	-
Average silver grade – grams per tonne	186	-	209	-
Average gold grade – grams per tonne	3.63	-	3.79	-
Average silver recovery – percent	87.9%	-	87.6%	-
Silver – ounces	1,006,823	-	3,783,183	-
Gold – ounces	19,533	-	71,892	-

Total cash cost per ounce (1)	$0.11	-	$(0.84)	-
Total production cost per ounce (1)	$9.12	-	$8.19	-

Payable ounces of silver	1,005,313	-	3,777,508	-

*Commercial production commenced on January 1, 2009

Cash Costs per Ounce of Payable Silver (net of by-product credits)
		Three months ended December 31,		Twelve months ended December 31,
		2009	2008	2009	2008
Cost of sales		$72,697	$43,613	$245,637	$199,032

Add/(Subtract)
Smelting, refining, and transportation charges		19,015	12,096	64,118	58,378
By-product credits		(69,357)	(25,564)	(215,657)	(160,276)
Mining royalties		5,598	671	11,867	4,843
Workers participation and voluntary payments		(463)	1,660	(1,151)	(1,700)
Change in inventories		1,633	1,113	15,068	1,419
Other		1,888	2,681	3,368	3,980
Minority interest adjustment		(501)	(611)	(2,144)	(1,043)
Cash Operating Costs	A	$30,510	36,659	$121,108	$104,663

Add/(Subtract)
Depreciation and amortization		24,375	12,549	83,169	46,349
Asset retirement and reclamation		753	672	2,998	2,687
Change in inventories		(2,195)	(1,270)	3,388	839
Other		(70)	(98)	(271)	(232)
Minority interest adjustment		(260)	(146)	(867)	(605)
Production Costs	B	$53,113	$47,366	$209,525	$153,671

Payable Ounces of Silver	C	5,696,804	4,327,214	21,888,131	17,542,831
Total Cash Operating Costs per Ounce	A/C	$5.36	8.24	$5.53	$5.97
Total Production Costs per Ounce	B/C	$9.32	10.95	$9.57	$8.76

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2009
(Unaudited in thousands of U.S. dollars)
	2009	2008
Assets
Current
Cash	$100,474	$26,789
Short-term investments	92,623	3,350
Accounts receivable	66,059	37,587
Income taxes receivable	12,132	13,480
Inventories	93,446	72,650
Unrealized gain on commodity contracts	160	10,829
Future income taxes	4,993	5,602
Prepaid expenses and other current assets	2,568	4,076
Total Current Assets	372,455	174,363

Mineral property, plant and equipment, net	1,457,724	697,061
Long-term refundable tax receivable	11,909	-
Long-term trade receivable	3,825	-
Other assets	2,696	1,959
Total Assets	$1,848,609	$873,383

Liabilities
Current
Accounts payable and accrued liabilities	$96,159	$58,287
Income taxes payable	4,021	6,727
Unrealized loss on foreign currency contracts	-	14,267
Total Current Liabilities	100,180	79,281

Provision for asset retirement obligation and reclamation	62,775	57,323
Future income taxes	305,820	45,392
Convertible debenture	20,788	-
Total Liabilities	489,563	181,996

Non-controlling interests	15,256	5,746

Shareholders’ Equity
Share capital (authorized: 200,000,000 common shares of no par value)	1,206,647	655,517
Contributed surplus	47,293	4,122
Accumulated other comprehensive income (loss)	1,618	(232)
Retained earnings	88,232	26,234
Total Shareholders’ Equity	1,343,790	685,641
Total Liabilities, non-controlling interests and Shareholders’ Equity	$1,848,609	$873,383

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited In thousands of US dollars, except for share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Sales	$154,406	$46,278	$454,812	$338,600
Cost of sales	72,697	43,613	245,637	199,032
Depreciation and amortization	24,375	12,549	83,169	46,349
Mine operating earnings (losses)	57,334	(9,884)	126,006	93,219

General and administrative	3,571	2,783	12,769	10,435
Exploration and project development	4,609	2,265	9,934	5,494
Accretion of asset retirement obligation	753	672	2,998	2,687
Doubtful accounts provision	-	-	4,375	-
Write-down of mining assets	-	15,117	-	15,117
Operating earnings (losses)	48,401	(30,721)	95,930	59,486
Interest and financing expenses	(2,472)	(168)	(4,292)	(951)
Investment and other expenses, net	(3,407)	(4,396)	(1,467)	(1,970)
Foreign exchange gains (losses)	1,781	(1,045)	(1,018)	(6,147)
Net (losses) gains on commodity and foreign currency contracts	(414)	(5,814)	1,918	(1,619)
Net (losses) gains on sale of assets	8	(6)	(220)	998
Income (Loss) before taxes and non-controlling interest	43,897	(42,150)	90,851	49,797
Non-controlling interest	(863)	328	(1,097)	(765)
Income tax (provision) recovery	(15,229)	8,506	(27,756)	(24,430)
Net income (loss) for the period	$27,805	$(33,316)	$61,998	$24,602

Earnings (Loss) per share:

Basic income (loss) per share	$0.31	$(0.41)	$0.71	$0.31
Diluted income (loss) per share	$0.31	$(0.41)	$0.71	$0.30

Weighted average number of shares outstanding
(in thousands)
Basic	88,337	80,786	87,578	80,236
Diluted	88,661	80,786	87,751	80,773

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited In thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Operating activities
Net income (loss) for the period	$27,805	$(33,316)	$61,998	$24,602
Reclamation expenditures	(500)	-	(992)	(167)
Items not affecting cash:
Depreciation and amortization	24,375	12,549	83,169	46,349
Write-down of mining assets	-	15,117	-	15,117
Asset retirement and reclamation accretion	753	672	2,998	2,687
Net (losses) gains on sale of assets	(8)	6	220	(998)
Future income taxes	2,418	(5,828)	2,113	3,210
Unrealized gains (losses) on foreign exchange	(3,099)	(6,005)	1,478	(2,769)
Non-controlling interest	863	(328)	1,097	765
Present value charge on long term receivable	2,770	-	2,770	-
Doubtful accounts provision	-	-	4,375	-
Gain on disposal of securities for acquisition of subsidiary	(3,640)	-	(6,353)	-
Net change in unrealized losses (gains) on commodity and foreign currency contracts	54	4,818	(3,597)	8,913
Stock-based compensation	694	747	2,382	2,223
Changes in non-cash operating working capital	(275)	6,673	(35,690)	(6,947)
Cash generated by (used in) operating activities	52,210	(4,895)	115,968	92,985

Investing activities
Mining property, plant and equipment expenditures (net	(8,617)	(60,167)	(52,751)	(243,800)
of related accruals)
Acquisition of net assets of subsidiary, (net of $4.3 million cash acquired)	942	-	942	-
Proceeds from (purchase of) sale of short-term investments	(6,285)	23,298	(80,136)	62,779
Proceeds from sale of assets	71	2,589	208	12,199
Purchase of other assets	(4,051)	-	(14,605)	-
Cash used in investing activities	(17,940)	(34,280)	(146,342)	(168,822)

Financing activities
Proceeds from issuance of common shares	-	-	103,909	50,843
Share issue costs	-	-	(5,592)	-
Dividends paid by subsidiaries to non controlling interests	-	-	-	(2,626)
Contributions received / receipts (payments) of debt	955	1,539	5,742	2,494
Cash generated by financing activities	955	1,539	104,059	50,711

Increase (decrease) in cash during the period	35,225	(37,636)	73,685	(25,126)
Cash, beginning of period	65,249	64,425	26,789	51,915
Cash, end of period	$100,474	$26,789	$100,474	$26,789

Supplemental Cash Flow Information
Interest paid	$-	$-	$-	$-
Taxes paid	5,018	4,825	21,655	27,577
Debenture and equity issued to acquire mineral interest	514,870	-	514,870	-
Stock compensation issued to employees and directors	$335	$-	$1,963	$877